MAIL STOP 0511

									November 17, 2004

Mr. Greg Crowe
President, CEO and Director
Entree Gold Inc.
Suite 1450, 650 West Georgia Street
Vancouver, British Columbia
V6B 4N7
CANADA

Re:	Entree Gold Inc.
      Registration Statement on Form 10-SB
File No. 0-50982
      Filed October 12, 2004

Dear Mr. Crowe,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The filing must be updated throughout in order to reflect any changed circumstances resulting from the agreement with Ivanhoe Mines
Ltd. We touch briefly below on several of these aspects but all applicable items in Form 10-SB impacted by the agreement must be revised.

Description of Business, p. 2

2. Please provide the staff with supplemental information on the basis under applicable law for the increase in authorized capital to an unlimited number of common shares.
3. Please expand upon your disclosure with respect to the
company`s
competitive position and methods of competition, especially in light
of the recent agreement with Ivanhoe Mines Ltd. and the location of
Ivanhoe Mines Ltd.`s claim being in the middle of the Lookout Hill Property. See Item 101(4) of Regulation S-B.
4. Please briefly indicate why the Costa Rica mineral property was abandoned. In addition, indicate the total dollar amount lost on the operation including the $200,000 initial cost.
5. It is assumed that Mongol Gazar Co., Ltd. and Ivanhoe Mines
Ltd.
are unrelated to the registrant, its affiliates or their
associates.
If this not the case, appropriate disclosure would be necessary.
6. Robert Cann appears to be a significant employee and the requirements of Item 401(b) of Regulation S-B should be addressed. Plan of Operation, p. 6
7. Concerning the anticipated "equity financing" discussed on page
9
and elsewhere, please update the information and clearly indicate management`s preliminary plans or discussions in this regard.
8. Item 101(b)(12) of Regulation S-B requires disclosure of the number of total and full-time employees. Please revise accordingly.
Risks Associated With Mining, p. 10
9. Please review and revise, if necessary, risk factor 6 in light of the recent agreement with Ivanhoe Mines Ltd.
Risks Associated With Our Common Stock, p.15
10. Please revise the page reference to the section entitled "Market for Common Equity and Related Stockholder Matters" to p. 34.

Description of Property, p. 17

General Overview of Our Mongolian Licenses, p. 19
11. Please discuss the likelihood of approval for the conversion from
an exploratory to a mining license.
Security Ownership of Certain Beneficial Owners and Management, p.
27
12. Please obtain beneficial ownership information from CDS & Co. with respect to the shares you have listed on the chart next to its name and revise to include 5% holders, if any, and additional beneficial holdings of officers and directors.
Certain Relationships and Related Transactions, p. 33
13. The cross-reference to the financial statements is not sufficient. Item 404 of Regulation S-B requires specific disclosure of material transactions, past or proposed, direct or indirect, of certain required persons, naming them, their relationship to the registrant, etc. Please refer to this Item and include the required disclosure under this heading.
Market for Common Equity and Related Stockholder Matters, p. 34
14. Please include disclosure with respect to the shares apparently quoted in the United States on the Pink Sheets under the symbol ETEEF.
15. Please provide the disclosure required by Item 201(a)(1)(iv) of
Regulation S-K and Instruction 4 thereto. See Instruction at end of
Item 201 of Regulation S-B.
Recent Sales of Unregistered Securities, p. 36
16. Please provide the staff with supplemental information relating to the bases for the sales listed in this Section. Specifically, did
Regulation S apply to any of these sales? Did Entree Gold comply with the requirements of Regulation S? If not, why did the Securities Act of 1933 not apply?
Form F-X
17. This form should be re-executed as Entree Gold has changed its jurisdiction of domicile to the Yukon Territory.

Mining Engineers` Comments

General

18. For your property, provide the disclosures required by Industry
Guide 7 (b). In particular, please provide more detailed disclosure with respect to:
* The location and means of access to the property.
* A map(s) showing the location of your properties in relation to geographical features and/or political boundaries.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
19. Insert a small-scale map showing the location and means of access to your property. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.
20. You utilize a significant amount of technical terminology that is probably unfamiliar to the average investor. Revise your filing to define technical words through the context of your discussion as much as possible. Provide definitions to the glossary for words that cannot be adequately defined in the text. Include in a glossary only those geologic or technical terms not understood by the average investor that cannot be defined in the text.
21. Add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability, your properties do not contain any reserves, and any funds spent on exploration will probably be lost.
22. To the extent that your web site contains disclosures about adjacent or other properties on which you have no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:
"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC`s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Our Business, page 2

23. Early in this section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).
24. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.
25. In the last paragraph on page 2, remove the technical report referenced as an exhibit. Industry Guide 7 specifically prohibits technical studies being attached to registration statements.
26. Supplementally provide a written consent from any experts whose name you cite, and/or whose work you incorporate into your document.
These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.
General Overview of Our Mongolian Licenses, Page 18

27. In the second paragraph of this section, it appears that the terms exploration license and mining license are used interchangeably. Clarify whether or not the mining license referenced, in the second sentence is an exploration license or your company has filed to acquire a mining license from the Mongolian Government.

Exploration, page 20

28. The second paragraph of page 21 refers to grab samples. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over some measured area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure.

Please revise your text accordingly.
Changes in and Disagreements with Accountants, page 35

29. We note that you engaged Davidson and Company to audit the financial statements for the year ended December 31, 2003. If another independent accountant audited the prior years` financial statements (and those financial statements were reaudited by Davidson), please revise this section to include all disclosures required by Item 304 of Regulation S-B and also file a letter from the predecessor accountant indicating that firm`s agreement with your disclosures or points with which it does not agree. If Davidson was the first independent accountant engaged to audit your financial statements, please provide a statement to that effect.
Financial Statements

General

30. Please note the updating requirements for the financial statements pursuant to Item 310(g) of Regulation S-B.
31. We note from your disclosures that you operate a mining company in the exploration stage. If you are a development stage enterprise as contemplated by SFAS 7, please revise the financial statements to include all necessary disclosures as required by paragraph 11, or tell us why revision is not required.

Consolidated Balance Sheets, page F-3

32. We note that you have not generated any revenues since
inception,
yet you have receivables recorded at each period end. Please tell us
supplementally what your receivables represent and cite the
specific
authoritative literature to support your accounting treatment and classification.
Consolidated Statements of Operations and Comprehensive Loss, page
F-
4

33. Please round all per share amounts to the nearest penny, here and on page F-9 (Significant accounting policies - Stock based compensation).
34. "Loss Before Other Income(Expense)" is a vague term that is not contemplated by GAAP or SEC reporting rules and requirements. Please revise to delete any subtotals of loss preceding net loss or replace the existing subtotal with an appropriately captioned subtotal, such as "Loss from Operations." Please ensure that this subtotal includes all operating items, such as the effect of settling accounts payable.
Notes to the Consolidated Financial Statements

Note 7 - Common Stock

Escrow shares, pages F-14 and F-15

35. Tell us and revise to describe how you determine fair value of the escrowed shares. In addition, furnish an explanation of how you analyzed the literature in determining how to recognize compensation relating to the performance escrow shares and identify the literature that you are relying upon. We note that you appear to be relying in part upon the guidance set forth in SAB Topic 5.T.
Share purchase warrants, page F-16

36. Please revise your disclosure to include the assumptions and the methodology you used to determine the value of the warrants issued.
Interim financial statements

General

37. Please revise your interim financial statements to conform to any changes made as a result of the comments above.

Note 5 - Mineral Property Interests, page F-30

38. We note that the amounts incurred for the six months ended
June
30, 2003 do not agree with the amounts presented in the statement of operations for that period. Please ensure that the total amount of mineral property interest costs incurred for the interim periods agrees with the amounts presented in the applicable statements of operations or provide a reconciliation in the note.
Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters.
Questions on other disclosure issues may be directed to John Zitko at
(202) 824-5532, or Don Rinehart, who supervised the review of your filing, at (202) 942-4622.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Ethan Minsky
	Fax: (604) 687 - 6314



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Entree Gold Inc.
November 17, 2004
Page 1